Exhibit 99.1

MOL Announces First Quarter 2015 Unaudited Financial Results

KUALA LUMPUR, Malaysia, May 27, 2015 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced its unaudited financial results for the first quarter of 2015.

First Quarter 2015 Highlights
•	Consolidated revenue increased by 23.4% to MYR57.2 million (US$15.5 million) from MYR46.4 million in the prior year period.
•	MOLPoints segment revenue increased by 37.3% to MYR40.3 million (US$10.9 million) from MYR29.3 million in the prior year period.
•	MOLReloads segment revenue increased by 11.3% to MYR9.7 million (US$2.6 million) from MYR8.7 million in the prior year period.
•	MOLPay segment revenue increased by 125.1% to MYR3.9 million (US$1.0 million) from MYR1.7 million in the prior year period.
•	MMOG.asia segment revenue decreased by 51.8% to MYR3.0 million (US$0.8 million) from MYR6.1 million in the prior year period.

Mr. Charles Ng and Mr. Preecha Praipattarakul, Co-Chief Executive Officers of MOL, stated, “We are pleased to begin the year on a solid note with revenues growing by over 23.4% year over year, driven by solid revenue and volume growth of our core MOLPoints, MOLReloads, and MOLPay business lines. MOLPoints experienced rapid revenue growth in Thailand, Brazil, and the United States; MOLReloads benefited from new payment services; and MOLPay showed strong revenue growth in Vietnam and Malaysia. In addition, we are seeing strong contributions from the PayByMe carrier billing acquisition in both Turkey and the Middle East, and our volume contributions from this segment now account for 12% of total volumes for MOLPoints. However, MMOG.asia continues to face challenges in launching popular game titles for both PC and mobile, which led to a decline in MMOG.asia segment revenues.”

“Since last year, we have been focusing on our strategies and effort around the payment ecosystem for mobile games, especially for our MOLPoints segment. One of our key initiatives on the mobile payment front has been our recently announced strategic partnership with Mobogenie, a leading third party Android App store with more than 40 million installs in South East Asia.  This partnership provides users an alternative source to mobile game content which allows payments with MOL, which enables our users to utilize localized content and apps through Mobogenie’s Android Store. In terms of our MMOG.asia segment, we are planning to launch the mobile version of Boomz, one of our most popular PC games, in the second quarter of 2015. At its peak, the PC version of Boomz recorded an annual volume of more than MYR30 million. In addition, our strategic acquisition of PayByMe in September 2014 has enabled MOL to penetrate into the Middle East region, diversifying our revenue stream and geographic coverage at the same time. Similarly, our Easy2Pay acquisition in the first half of 2014 enabled us to expand our carrier billing opportunities in South East Asia. We are excited by the numerous new initiatives planned for the year and we’re confident that we will be able to achieve robust growth in 2015, further fortifying our position as the leading e-payments enabler in developing markets.”

Mr. Ramesh Pathmanathan, Group Chief Financial Officer of MOL, stated, “We continue to see strong top-line growth, driven primarily by an increase in volume from our MOLPoints business. In the first quarter, we also began to see margin compression due to several factors. First, we witnessed a shift in our revenue mix, as PayByMe and MOLPay, both lower margin businesses in comparison to our MOLPoints business, began contributing more to overall revenues. This, coupled with a decline in MMOG.asia segment revenue, which historically has had the highest gross margin at over 90%, led to a decline in our gross margin year over year. Moving forward, we are confident that the increased operating leverage and scalability of our business will allow us to provide consistent value for our shareholders.”

Business Milestones

•
Expanded MOLPoints in Thailand through partnership agreement with FamilyMart, a popular convenience store, by utilizing 1,200 stores across the country. All of the stores are expected to roll out MOLPoints by the second half of 2015.

•
Expanded MOLPoints in the Philippines through partnership agreement with 7 Eleven, a popular convenience store, by utilizing 1,300 stores across the country. All of the stores are expected to roll-out MOLPoints by the second half of 2015.

•
Increased accessibility of MOLPoints in Turkey by securing access to major ATM networks through several of Turkey’s largest local banks. Close to 7,000 ATMs will roll-out MOLPoints, allowing users easy and convenient access to top-up their MOLPoints.

•	Reached a definitive cooperation agreement in May 2015 to provide MOLPay payment solution services for one of China’s largest handset manufacturers in Malaysia.
•
Expanded MOLPay through a tripartite strategic partnership between NganLuong, our subsidiary in Vietnam; WeShop Global Group of Singapore; and a leading Korean shopping mall and online auction platform to launch the first multinational cross-border shopping portal in Vietnam and South East Asia.

First Quarter 2015 Financial Results

CONSOLIDATED REVENUE

Consolidated revenue increased by 23.4% to MYR57.2 million (US$15.5 million) from MYR46.4 million in the prior year period. Consolidated revenue increased primarily due to the growth of MOLPoints, MOLReloads and MOLPay, and was partially offset by MMOG.asia.

•
MOLPoints segment revenue increased by 37.3% to MYR40.3 million (US$10.9 million) from MYR29.3 million in the prior year period primarily due to an increase in volume of 18.4% to MYR195.8 million in the first quarter of 2015 from MYR165.4 million in the prior year period. The top three territories represent approximately 80.7% of our total payment volumes, which include; Thailand (30.8%), Malaysia (26.3%) and the combination of Turkey and the Middle East region (23.6%). Revenue and payment volumes from Thailand increased by 46.4% and 13.9% respectively, in the first quarter of 2015 from the prior year period. Revenue and payment volumes from Malaysia declined by 16.3% and 6.8% respectively due to the shift from PC to mobile games. Revenue and payment volume from the Turkey and Middle East region grew by 187.5% and 117.4% respectively, in the first quarter of 2015 from the prior year period primarily due to our acquisition of a 51% interest in PayByMe in September 2014, as well as growth in Turkey. In addition, revenue and payment volume from the United States and Brazil, through Rixty, grew by 102.3% and 76.5% respectively, in the first quarter of 2015 from the prior year period, and now represents 7.5% of total MOLPoints volumes. Overall revenue share or take rate also improved by 2.8%, mainly arising from improvements in Thailand, United States and Brazil as well as with PayByMe, which has a relatively higher take rate than MOLPoints as a whole.

•
MOLReloads segment revenue increased by 11.3% to MYR9.7 million (US$2.6 million) from MYR8.7 million in the prior year period primarily due to an increase in volume of 16.1% to MYR369.4 million from MYR318.2 million. This was due to increased volume in Malaysia and the Philippines, which now represent 92.3% and 6.4% of total volumes, respectively. In addition, MOLReloads in Thailand expanded more than ten-fold, although it still represents only less than 2% of total MOLReloads volumes. Overall take rate for the first quarter 2015 decreased slightly from the prior year period.

•
MOLPay segment revenue increased by 125.1% to MYR3.9 million (US$1.0 million) from MYR1.7 million in the prior year period primarily due to an increase in volume of 130.6% to MYR121.9 million from MYR52.9 million. MOLPay volume in Vietnam and Malaysia grew by 173.7% and 62.6%, and represent 72.6% and 27.4% of total MOLPay volume, respectively. The overall take rate for this segment for the first quarter of 2015 was consistent with the prior year period.

•
MMOG.asia segment revenue decreased by 51.8% to MYR3.0 million (US$0.8 million) from MYR6.1 million in the prior year period. The decrease of this high margin segment was primarily due to the declining popularity of our legacy online PC games portfolio, which saw a decrease in volume of 52.4% to MYR3.6 million from MYR7.5 million. The decrease in volume was primarily due to a rapidly shifting industry trend from PC to mobile. The overall take rate for this segment for the first quarter of 2015 was consistent with the prior year period.

DIRECT COST AND OTHER ANCILLARY EXPENSES

Direct cost and other ancillary expenses increased by 54.1% to MYR31.1 million (US$8.4 million) from MYR20.2 million in the prior year period.

•
MOLPoints segment direct cost and other ancillary expenses increased by 63.8% to MYR22.9 million (US$6.2 million) from MYR14.0 million in the prior year period due to our newly acquired mobile carrier business, PayByMe, and volume growth in Thailand, Turkey, Brazil and the United States. The carrier billing business, PayByMe, represented 33.9% of MOLPoints segment direct costs and ancillary expenses, which generally represents higher costs than the other components of the segment. In addition, the increase in expenses was also due to higher channel costs in Thailand and Turkey (excluding PayByMe), which represented 28.8% and 12.9% of MOLPoints segment direct cost and other ancillary expenses, respectively. These increases in segment direct cost and other ancillary expenses were partially offset by a 15.3% reduction in segment direct cost and other ancillary expenses in Malaysia, despite volume declining by 6.8%.

•	MOLReloads segment direct cost and other ancillary expenses increased by 11.1% to MYR5.7 million (US$1.5 million) from MYR5.1 million in the prior year period due to volume growth of 16.1%.

•
MOLPay segment direct cost and other ancillary expenses increased by 190.6% to MYR2.1 million (US$0.6 million) from MYR0.7 million in the prior year period primarily due to increases in MOLPay volume in Vietnam and Malaysia of 173.7% and 62.6%, respectively. In addition, segment direct costs and ancillary expenses also increased due to the higher proportion of channel costs in Vietnam, which supported the significant volume growth.

•
MMOG.asia segment direct cost and other ancillary expenses decreased by 4.7% to MYR0.19 million (US$0.05 million) from MYR0.20 million in the prior year period due to a 52.4% decrease in the segment’s underlying volumes.

GROSS PROFIT

Gross profit remained stable at MYR26.2 million (US$7.1 million) for the first quarter in 2014 and 2015 despite a 53.3% decline in MMOG.asia segment gross profit. Other than MMOG.asia, there was an increase in gross profit across all other segments. Gross profit margin was 45.7% in the first quarter of 2015, compared to 56.5% in the prior year period. The decline in gross profit margin was primarily due to a shift in the business segment mix in which lower margin businesses, including the PayByMe carrier billing business and the MOLPay segment, contributed more to the overall revenues. In addition, Thailand and Turkey experienced higher channel costs. Furthermore, the MMOG.asia segment, which is our highest gross profit margin segment with profit margins exceeding 90%, experienced a 52.4% decline in volumes, which also contributed to the overall decline in gross profit margin. MMOG.asia revenues represented 5.2% of total revenues of the Company in the first quarter of 2015, compared to 13.2% in the prior year period.

•
MOLPoints segment gross profit increased by 13.1% to MYR17.4 million (US$4.7 million) from MYR15.4 million in the prior year period. Segment gross profit margin decreased to 43.1% in the first quarter of 2015 from 52.3% in the prior year period due to relatively lower gross margin from PayByMe compared to MOLPoints as a whole. MOLPoints volume derived from PayByMe represented 11.6% of MOLPoints volume. PayByMe gross profit margin was 21.4% compared to MOLPoints segment gross profit margin excluding PayByMe of 50.2%. PayByMe’s lower gross profit margin is a result of the telecom carrier billing business having a higher channel cost in comparison to other MOLPoints business. In addition, MOLPoints segment gross profit margin was affected by higher channel costs.

•
MOLReloads segment gross profit increased by 11.7% to MYR4.0 million (US$1.1 million) from MYR3.6 million in the prior year period due to increased volume. Segment gross profit margin remained stable at 41.0% for the first quarter of 2015 and the prior year period.

•
MOLPay segment gross profit increased by 76.1% to MYR1.7 million (US$0.5 million) from MYR1.0 million in the prior year period due to increased volume. Segment gross profit margin decreased to 44.8% in the first quarter of 2015 as compared to 57.3% in the prior year period, primarily due to higher channel costs in Vietnam.

•
MMOG.asia segment gross profit decreased by 53.3% to MYR2.8 million (US$0.7 million) from MYR5.9 million in the prior year period primarily due to a decrease in revenue. Segment gross profit margin decreased to 93.7% for the first quarter of 2015 from 96.8% in the prior year period due to higher channel costs.

OPERATING INCOME/(LOSS) AND EXPENSES

Total operating expenses increased by 162.7% to MYR49.6 million (US$13.4 million) from MYR18.9 million in the prior year period. The increase was primarily due to share-based compensation charges of MYR18.2 million. In addition, we also incurred greater employee costs, increased professional costs of being a publicly listed company, and unrealized foreign exchange losses.

As a result of the above, loss from operations in the first quarter of 2015 was MYR23.4 million (US$6.3 million) as compared to a profit from operations of MYR7.3 million in the prior year period.

ADJUSTED EBITDA

Adjusted EBITDA decreased by 23.9% to MYR10.0 million (US$2.7 million) from MYR13.2 million in the prior year period. The decline in adjusted EBITDA is primarily due to the decline in revenue from MMOG.asia.

OTHER INCOME

Other income increased to MYR4.4 million (US$1.2 million) from MYR4.1 million in the prior year period.

PROFIT/(LOSS) FOR THE PERIOD

Loss attributable to MOL Global Inc. shareholders was MYR19.9 million (US$5.4 million) compared to profit attributable to MOL Global Inc. shareholders of MYR7.7 million in the prior year period. The loss was primarily due to share-based compensation costs of MYR18.2 million. Diluted loss per ADS attributable to MOL Global Inc. shareholders was MYR0.30 (US$0.08), as compared to diluted earnings per ADS attributable to MOL Global Inc. shareholders of MYR0.13 in the prior year period.

BALANCE SHEET

As of March 31, 2015, MOL had cash and cash equivalents of MYR115.0 million (US$31.1 million) and total borrowings of MYR19.6 million (US$5.3 million)

SHARES OUTSTANDING

As of March 31, 2015, the Company had a total of 67.5 million common shares outstanding, or the equivalent of 67.5 million ADSs outstanding.

Conference Call Information

The Company will hold a conference call on Wednesday, May 27, 2015 at 8:00 am Eastern Time or 8:00 pm Kuala Lumpur Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-631-514-2526
International Toll Free:	+1-855-298-3404
Malaysia:	1800-816-107
Hong Kong:	+852-5808-3202
Singapore:	+65-6823-2299
Indonesia:	001-803-019-1840
Conference ID:	#9853187

The replay will be accessible through June 3, 2015 by dialing the following numbers:

United States Toll Free:	+1-866-846-0868
International:	+61-2-9641-7900
Conference ID:	#9853187

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.mol.com/.

About MOL Global, Inc.

MOL Global, Inc. (NASDAQ: MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 11 countries across four continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward," "outlook" and similar statements. Among other things, our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

Exchange Rate

This press release contains translations of certain Ringgit amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Ringgit to U.S. dollars, in this press release, were made at a rate of MYR3.7020 to US$1.00, the noon buying rate in effect on March 31, 2015 in the City of New York for cable transfers in Ringgit per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards ("IFRS"), we present adjusted EBITDA, which is a non-IFRS financial measure, and related ratios. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of operation of associates, gain on disposal of property, plant and equipment and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), and various non-recurring charges. In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivative and employee share based compensation, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA, among others, are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the period for the three months ended March 31, 2014 and 2015:

	For the three months ended
	March 31,	March 31,
	2014	2015
(In thousands)	MYR	MYR

Profit/(loss) for the period	9,618	(20,256)
Plus:
Total depreciation and amortization	5,587	6,858
Impairment loss on trade and other receivables	-	63
Impairment loss on inventories	-	400
Share of results of associates	110	(1)
Unrealized loss on foreign exchange	102	3,905
Realized loss on foreign exchange	37	102
Derivative fair value adjustment	(3,736)	-
Gain on disposal of property, plant and equipment	-	(9)
Interest income	(261)	(456)
Interest expense	1,316	1,008
Income tax expense	407	252
Share based compensation expenses	-	18,159
Adjusted EBITDA	13,180	10,025

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended
	March 31,	March 31,	March 31,
	2014	2015	2015

(In thousands)	MYR	MYR	USD

Revenue	46,357	57,225	15,458
Direct cost and other ancillary expenses	(20,163)	(31,063)	(8,391)
Employee expenses	(7,767)	(28,882)	(7,802)
Depreciation and amortization expenses	(5,587)	(6,858)	(1,853)
Marketing, advertising and promotion expenses	(1,036)	(1,728)	(467)
Communication and travelling expenses	(1,545)	(2,163)	(584)
Office related expenses	(1,050)	(1,229)	(332)
Other operating expenses	(1,885)	(8,716)	(2,354)

Profit/ (loss) from operations	7,324	(23,414)	(6,325)
Other income	4,127	4,417	1,193
Finance costs	(1,316)	(1,008)	(272)
Share of results of associates	(110)	1	-
Profit/(loss) before tax	10,025	(20,004)	(5,404)
Income tax expense	(407)	(252)	(68)
Profit/(loss) for the period	9,618	(20,256)	(5,472)

Profit/(loss) for the period attributable to:-
Owners of the Company	7,667	(19,874)	(5,369)
Non-controlling interests	1,951	(382)	(103)

	9,618	(20,256)	(5,472)

Weighted average ordinary shares (number in thousands)
Basic	58,897	66,367	66,367
Diluted	58,897	66,367	66,367

Earnings/(loss) per share
Basic (sen(1)/cents)	13.02	(29.95)	(8.09)
Diluted (sen(1)/cents)	13.02	(29.95)	(8.09)

(1) Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended
	March 31,	March 31,	March 31,
	2014	2015	2015

(In thousands)	MYR	MYR	USD

Profit/(loss) for the period	9,618	(20,256)	(5,472)

Other comprehensive income/(loss), net of tax
Items that may be reclassifiedsubsequently to profit or loss:-
Exchange differences on translating foreign operations	(917)	9,757	2,636

Other comprehensive (loss)/income for the period, net of tax	(917)	9,757	2,636

Total comprehensive income/(loss) for the period	8,701	(10,499)	(2,836)

Total comprehensive income/(loss) for the period attributable to:-
Owners of the Company	7,154	(10,397)	(2,808)
Non-controlling interests	1,547	(102)	(28)

	8,701	(10,499)	(2,836)

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31,	March 31,	March 31,
	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)
(In thousands)	MYR	MYR	USD

ASSETS
Non-current assets
Property, plant and equipment	11,176	10,718	2,895
Investment property	2,367	-	--
Investment in associates	89	90	24
Development expenditure	6,559	7,287	1,968
Intangible assets	164,408	160,626	43,389
Finance lease receivables	460	428	116
Deferred tax assets	1,294	1,325	358
Other receivables, deposits and prepaid expenses	1,082	-	--
Available for sales financial assets	807	-	--
Held for trading financial assets	-	1,775	479

Total non-current assets	188,242	182,249	49,229

Current assets
Inventories	23,842	30,725	8,300
Trade receivables	58,300	56,155	15,169
Other receivables, deposits and prepaid expenses	25,021	26,329	7,112
Amount due from other related parties	960	1,898	513
Finance lease receivables	99	109	29
Cash and bank balances	150,571	114,950	31,051
Restricted cash	34,393	40,521	10,946

Total current assets	293,186	270,687	73,120

Total assets	481,428	452,936	122,349

EQUITY AND LIABILITIES
Capital and reserves
Share capital	38,059	38,059	10,281
Treasury shares	(11,638)	(11,638)	(3,144)
Reserves	247,284	255,031	68,890

Equity attributable to owners of the Company	273,705	281,452	76,027
Non-controlling interests	15,391	15,289	4,130

Total equity	289,096	296,741	80,157

Non-current liabilities
Borrowings	3,026	1,162	314
Pension liabilities	603	759	205
Deferred tax liabilities	9,753	8,734	2,359

Total non-current liabilities	13,382	10,655	2,878

Current liabilities
Trade payables	82,343	83,586	22,579
Other payables and accrued expenses	30,311	26,332	7,113
Derivative financial liabilities	1,202	1,202	325
Amount due to other related parties	603	1,188	321
Borrowings	52,708	18,451	4,984
Deferred revenue	11,122	14,136	3,818
Tax liabilities	661	645	174

Total current liabilities	178,950	145,540	39,314

Total liabilities	192,332	156,195	42,192

Total equity and liabilities	481,428	452,936	122,349

Supplementary Financial Data (Non-IFRS Financial Measures)

The following table reconciles adjusted EBITDA to profit for the period:-

	For the three months ended
	March 31,	March 31,	March 31,
	2014	2015	2015

(In thousands)	MYR	MYR	USD

Profit/(loss) for the period	9,618	(20,256)	(5,472)
Plus:
Total depreciation and amortization	5,587	6,858	1,853
Impairment loss on trade and other receivables	-	63	17
Impairment loss on inventories	-	400	108
Share of results of associates	110	(1)	--
Unrealized loss on foreign exchange	102	3,905	1,055
Realized loss on foreign exchange	37	102	28
Derivative fair value adjustment	(3,736)	-	--
Gain on disposal of property, plant and equipment	-	(9)	(2)
Interest income	(261)	(456)	(123)
Interest expense	1,316	1,008	272
Income tax expense	407	252	68
Share based compensation expenses	-	18,159	4,905

Adjusted EBITDA	13,180	10,025	2,709

Supplementary Operating Data

	For the three months ended
	Mar 31,	Mar 31,	Mar 31,
	2014	2015	2015

	MYR	MYR	USD

Volume (In thousands)
MOLPoints(1)	165,378	195,798	52,890
MOLReloads(2)	318,189	369,418	99,789
MOLPay(3)	52,871	121,925	32,935
MMOG.Asia(4)	7,369	3,559	961

(1) MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(2) MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.
(3) MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.
(4) MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.

Investor Relations Contact
MOL Global, Inc.
Alvin Tan
Tel: +65-6221-5680
Email: IR@mol.com

ICR, Inc.
Calvin Jiang
Tel: +1 (646) 405-4884
Email: IR@mol.com